SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 3)

                  Under the Securities Exchange Act of 1934

                        Itec Environmental Group, Inc.
                               (Name of Issuer)


                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)


                                  465619 10 4
                                (CUSIP Number)


                                 David M. Otto
                         900 Fourth Avenue, Suite 3140
                              Seattle, WA 98164
                                (206) 262-9545

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 2, 2004
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSIP No. 465619 10 4
________________________________________________________________________________

                                 SCHEDULE 13D

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): David M. Otto (S.S. or I.R.S. Identification Nos. of person not required).

2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [  ]

     (b) [X]

          3) SEC Use Only

          4) Source of Funds (See Instructions):  OO (see Item 3)

          5) Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):   [  ]

          6) Citizenship or Place of Organization:  United States of America


Number of        (7) Sole Voting Power:  94,090,000
Shares
Beneficially     (8) Shared Voting Power: 0
Owned by
Each             (9) Sole Dispositive Power:  94,090,000
Reporting
Person           (10) Shared Dispositive Power:  0
With


          11) Aggregate Amount Beneficially Owned by Each Reporting Person:

          12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions):   [  ]

          13) Percent of Class Represented by Amount in Row (11): 12.8%

          14) Type of Reporting Person (See Instructions):  IN

                            Introductory Statement

          This Amendment No. 3 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 8, 2004, as previously amended by an Amendment No. 1 of Schedule 13D filed on October 8, 2004, and Amendment No. 2 filed on October 28, 2004 (as amended, hereinafter referred to as the "Schedule 13D") with respect to shares of common stock of Itec Environmental Group, Inc., a Delaware Incorporation (the "Company"). This Amendment No. 3 is being filed to report a material increase in the number of shares of common stock beneficially owned by David M. Otto ("Mr. Otto") as a result of the acquisition of 64,000,000 shares of common stock.

ITEM 1.        SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Common Stock"), of the Company, with its principal executive offices located at 693 Hi Tech Parkway, Suite 3, Oakdale, CA 95361

ITEM 2.        IDENTITY AND BACKGROUND.

          This Statement is being filed by Mr. Otto, a citizen of the United States of America. The Mr. Otto has an address of 900 Fourth Avenue, Suite 3140, Seattle, WA 98164.

Mr. Otto has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

The securities covered by this statement were acquired by Mr. Otto in connection with legal services provided to the Company by The Otto Law Group, PLLC, pursuant to an Engagement Agreement, as amended (the
"Engagement Agreement").

ITEM 4.        PURPOSE OF TRANSACTION.

Mr. Otto acquired the securities referenced herein in connection with the payment of attorneys' fees for services rendered.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5. is hereby amended and restated in its entirety as follows:

          (a) As of December 8, 2004 Mr. Otto is the record and beneficial owner of 94,090,000 shares of Common Stock. This number represents
12.8% of the issued and outstanding shares of Common Stock, based on 734,668,737 shares issued and outstanding as of December 8, 2004.

          (b) Mr. Otto has the sole power to vote or to direct the vote of the 94,090,000 shares of Common Stock held by it and has the sole power to dispose or to direct the disposition of 94,090,000 shares of Common Stock held by him.

          (c) Transactions during the past 60 days: Pursuant to an Engagement Agreement between the Company and The Otto Law Group,
PLLC ("OLG"), OLG served as corporate counsel in exchange for 73,650,000 shares of common stock of the Company which were issued on October 25, 2004. The securities covered by this statement were issued pursuant to OLG's Engagement Agreement with the Company on a Form S-8 filed with the Securities & Exchange Commission on behalf of the Company on November
30, 2004.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    December 8, 2004




By:     /s/  David M. Otto
    David M. Otto